Exhibit 99.1

2019-04-10

PRESS RELEASE

Oasmia expands the Management Team

Oasmia Pharmaceutical AB (NASDAQ: OASM) expands the Management Team in order to directly involve the whole organization in the commercialization of Apealea and other product candidates.

Earlier the Management Team was formed only by the CEO, the CFO and the Executive Chairman.

The following persons are now part of the Management Team.

Mikael Asp, CEO

Anette Sjödin, Chief Business Officer (CBO) and deputy CEO

Joakim Lindén, acting CFO

Sven Rohmann, acting Chief Medical Officer (CMO) (also Member of the Board)

Nina Heldring, Head of Clinical Development

Maria Nilsson Hagberg, Head of Regulatory Affairs

Dzianis Babrou, Head of Research and Development

Elin Trampe, Head of Supply Chain

Richard Herrmann, Strategic Marketing Director

”With this Management Team, Oasmia gets direct access to all necessary competences enabling a successful commercialization of its products. Furthermore, this set up ensures a qualified, fast and transparent decision making as well as immediate implementation since more department heads now are parts of the process”, says Mikael Asp, CEO of Oasmia.

For more information:

Mikael Asp, CEO

Tel: +46 18 50 54 40

E-mail: mikael.asp@oasmia.com

For further information, email: IR@oasmia.com

Note to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information was submitted for publication, through the agency of the contact person set out above, at 08:00 PM CET on 10 April 2019.